UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 26, 2024

Commission File No. 0001-34184

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ ]  Form 40-F  [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2024	NEW PACIFIC METALS CORP.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel & Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release dated June 26, 2024
99.2	Consent of Qualified Person – Leon C. Botham
99.3	Consent of Qualified Person – Dinara Nussipakynova
99.4	Consent of Qualified Person – Andrew Holloway
99.5	Consent of Qualified Person – Wayne Rogers
99.6	Consent of Qualified Person – Mo Molavi